A NEW STRATEGY FOR INCOME PROTECTION

Select Retirement issued by Nationwide®



Nationwide®

On Your Side®

LIFETIME INCOME

Select Retirement is an individual, supplemental, immediate fixed income annuity contract. It's an optional feature available at an additional cost on eligible investment options within a Select UMA® account at Morgan Stanley Smith Barney. Select Retirement provides a guaranteed lifetime withdrawal benefit over the life of the client and/or the client's spouse. It does not guarantee the market value of your client's account. Please note that all guarantees are subject to the claims-paying ability of Nationwide Life Insurance Company.

Let's take a look at the three phases of Select Retirement and how it might benefit a client for whom the solution is suitable.

1. ACCUMULATION PHASE

During the accumulation phase, your client invests in eligible investment options (eligibility is determined by Nationwide) within a Select UMA account. As illustrated below, your client can benefit from any market gains; however, if the market goes down, Select Retirement offers a 5% annual roll-up that serves as a guaranteed lifetime withdrawal base. In other words, the account value will be evaluated on an annual basis on the contract anniversary date to determine the guaranteed lifetime withdrawal base (also referred to as the benefit base), which is the greatest of:

• The Select UMA account value **or**

• The existing guaranteed lifetime withdrawal base **or**

• The original guaranteed lifetime withdrawal base with a 5% annual roll-up

Please note that any withdrawals taken during the accumulation phase will reduce the guaranteed lifetime withdrawal base.



DETERMINING THE GUARANTEED LIFETIME WITHDRAWAL BASE

Legend:
- 5% roll-up
- Select UMA account value (on each contract anniversary)
- Guaranteed lifetime withdrawal base

Last guaranteed increase (when withdrawal phase begins)

CONTRACT ANNIVERSARY

2. WITHDRAWAL PHASE

This phase begins when clients start taking systematic withdrawals from their account (at age 55 or older) by completing the Withdrawal Phase Election form. On the graph on the previous page, this point is represented by the dotted line, "Last guaranteed increase," because the 5% roll-up ends once the client enters the withdrawal phase. During the withdrawal phase, clients can start taking systematic withdrawals based on their guaranteed lifetime withdrawal base and the age at which they take the withdrawals:

- 4% annually when the client is between ages 55 and 64
- 5% annually when the client is age 65 or older

3. INCOME PHASE

If a client's account value drops below the greater of $10,000 or his or her annual guaranteed lifetime withdrawal amount, the client will receive written notice that he or she has met the conditions to enter the income phase. If he or she then elects to enter the income phase by signing an election form and providing instruction to liquidate his or her Select UMA account, the client's money will be moved into an annuity with Nationwide and he or she will continue to receive guaranteed lifetime income payments.

Select Retirement — just the facts

PRODUCT BASICS

Account types	Nonqualified, IRA, Roth IRA, SEP IRA, Simple IRA
Issue age	• Without the Spousal Continuation option — minimum age 45, maximum age 75 • With the Spousal Continuation option — minimum age 45, maximum age of the younger spouse 80, maximum age of older spouse 84
Initial account size	Minimum $50,000, maximum $2 million (total gross deposits cannot exceed $2 million)
Investment options	Select UMA Strategic Portfolios 1–4

BENEFITS

5% roll-up	During the accumulation phase, the guaranteed lifetime withdrawal base is the greater of the Select UMA value on the account anniversary date or a guaranteed 5% simple interest roll-up
Guaranteed lifetime withdrawals	• 4% at age 55 • 5% at age 65 The guaranteed lifetime withdrawal percentage will automatically increase on the contract anniversary after the client (or in the case of co-annuitants, the younger co-annuitant) turns 65

ACCESS AND CHARGES

Fees	Current fees for the Select Retirement feature (Note: These fees do not include Select UMA account related fees and do not impact the guaranteed lifetime withdrawal base) • 1% of guaranteed lifetime withdrawal base charged quarterly in advance; an additional fee of 0.20% applies for Spousal Continuation Maximum fees • Maximum fee: 1.45% • Maximum additional Spousal Continuation fee: 0.30%
Excess/early withdrawals	• Excess withdrawal — any withdrawal that exceeds the annual guaranteed lifetime withdrawal amount • Early withdrawal — any withdrawal taken before the client is age 55 or before the client enters the withdrawal phase Both early and excess withdrawals reduce the guaranteed lifetime withdrawal base by the greater of a dollar-for-dollar or proportional reduction
Withdrawal exception	Non-insurance fees (such as the Select UMA account advisory fees) up to 3% of the account value per year may be deducted without impacting the guaranteed lifetime withdrawal amount

OPTIONAL FEATURES

Spousal Continuation	• This optional feature guarantees lifetime income payments for the life of both spouses • Current fee is 0.20% annually; maximum fee is 0.30% annually • To elect this option, the maximum age of the younger spouse is 80 and the maximum age of the older spouse is 84

TAXES

Tax treatment	This contract is one of the first of its kind; because it's innovative, the tax consequences of the contract have not been addressed by published legal authorities
Tax treatment during the accumulation and withdrawal phases	We believe transactions in the Select UMA account will be treated the same as they would have been in the absence of the Select Retirement contract; however, we cannot provide any assurances that a court will uphold this interpretation if the Internal Revenue Service challenges this treatment
Tax treatment during the income phase	If the account moves into the income phase, the intention is to treat those payments as annuity distributions; assuming this tax treatment is correct, guaranteed annuity payments would be treated: • Partly as ordinary income • Partly as the nontaxable return of any after-tax premium paid for the purchase of the contract

WHY NATIONWIDE®?

A strong approach in a weak market

We're conservative by nature. As an insurance company that issues annuities, we take steps to manage risk and help protect our investors. We've worked hard to build:

- Diversified sources of earnings and cash flows
- A strong balance sheet
- A sound and disciplined investment policy
- A long history of maintaining a quality investment portfolio

Add up the numbers, and our strength becomes even more apparent:

- A Fortune 500 company[1]
- 80 years of experience
- 30,000 associates — we're one of the largest financial services providers in the country
- Over $95 billion in assets under management as of 6/30/09[2]

[1] Based on revenue, Fortune Magazine, (April 2008).
[2] Nationwide Financial Services Statistical Supplement, (6/30/09).

OUR FINANCIAL FITNESS

We've been rated by several independent agencies that track the financial stability of life insurance companies. Standard and Poor's awarded a "Strong" rating to the risk management abilities of Nationwide Enterprise. Only 14% of insurance companies achieved this rating[3].

FINANCIAL STRENGTH RATINGS

AGENCY	RATING	RANK	RECEIVED	AFFIRMED
A.M. Best	A+ "Superior"	2nd strongest of 16	10/17/02	1/27/09
Moody's	A1 "Good"	5th strongest of 21	3/10/09	7/29/09
Standard & Poor's	A+ "Strong"	5th strongest of 22	12/22/08	6/26/09

These ratings and rankings reflect Rating Agency assessment of the financial strength and claims-paying ability of Nationwide Life Insurance Company. They are not intended to reflect the investment experience or financial strength of any variable account, which is subject to market risk. Because the dates are only updated when there's a change in the rating, the dates above reflect the most recent ratings we have received. They are subject to change at any time.

[3] RatingsDirect report, "Nationwide Mutual Insurance Co. Intercompany Pool," Standard & Poor's (October 8, 2008).

Select Retirement, an individual, supplemental, immediate fixed income annuity contract, is an income guarantee product that is available as an optional feature on a Select UMA account from Morgan Stanley Smith Barney. It is designed to provide lifetime income. Before adding this product, your clients should carefully consider the fees and any limitations this strategy may have. Depending on individual circumstances, it is possible that one may not receive the full benefit of the product.

All guarantees offered by Select Retirement are subject to the claims-paying ability of Nationwide Life Insurance Company and are not backed by Morgan Stanley Smith Barney or any of its affiliates.

Select Retirement is underwritten by Nationwide Life Insurance Company, Columbus, Ohio, a member of Nationwide Financial. Nationwide Investment Services Corporation (NISC) (in MI Only: Nationwide Investment Svcs. Corporation), member FINRA, acts as the national distributor of the contract sold through prospectus. NISC does not sell contracts directly to purchasers.

Select Retirement can provide a guaranteed income stream, but does not guarantee the market value of your client's account. Your client's account may lose value.

Select Retirement is a proprietary program and cannot be transferred to another financial firm. In order to receive any benefits under the contract, your client must maintain his or her Select UMA account at Morgan Stanley Smith Barney and pay the annual advisory fees and other expenses associated with the Select UMA program. If your client terminates his or her account with Morgan Stanley Smith Barney, transfers the account to another firm, fails to keep the assets in his or her Select UMA account invested in an Eligible Portfolio or Former Eligible Portfolio (as defined in the prospectus) or fails to comply with all the other requirements of the Select Retirement prospectus, the contract will automatically terminate and your client will not receive any payments or other benefits under the contract. Your client (not Morgan Stanley Smith Barney) is responsible for taking all actions as provided in the Select Retirement prospectus to maintain the Select Retirement portfolio income insurance in effect.

The Select Retirement contract may terminate and your client may not receive any guaranteed lifetime income payments under the contract if, for any reason, Morgan Stanley Smith Barney no longer offers the Select UMA program or manages any Eligible Portfolios or Former Eligible Portfolios (as defined in the prospectus) in the Select UMA program.

For more information about Select Retirement, please call your Nationwide Financial Consultant at 1-877-877-2716 or contact your Consulting Group regional sales director at Morgan Stanley Smith Barney.

Guaranteed payments will be reduced or eliminated if your client withdraws assets from his or her account before age 55 or withdraws more than the specified maximum annual amounts after age 55. Guaranteed payments are based on a guaranteed lifetime withdrawal base that is recalculated once a year on the contract anniversary date. Guaranteed payments from Nationwide Life Insurance Company do not begin unless and until your client's account value falls below the minimum threshold ($10,000). If your client (and, if the spousal continuation option is elected, their spouse) die before his or her account value falls below $10,000, your client will have paid the insurance company fees for the life of his or her Select Retirement contract, but he or she will receive no payments from the Nationwide Life Insurance Company in return.

During the accumulation and withdrawal phases, your client retains possession of his or her Select UMA account and it is not subject to the claims of Nationwide Life Insurance Company's creditors. The Select Retirement contract is not a separate account product. This means that the assets supporting the contract are not held in a separate account of Nationwide Life Insurance Company for the exclusive benefit of contract owners and are not insulated from the claims of Nationwide Life Insurance Company's creditors. Your client's guaranteed lifetime income payments will be paid from Nationwide Life Insurance Company's general account and, therefore, are subject to the claims-paying ability of Nationwide Life Insurance Company.



Nationwide®
On Your Side

This brochure must be preceded or accompanied by the prospectus. Nationwide has filed a registration statement (including a prospectus) with the SEC for Select Retirement. The product prospectus can be obtained by writing to Nationwide Life Insurance Company, P.O. Box 182021, Columbus, OH 43218-2021, calling 1-877-877-4217 or by visiting nationwide.com/selectretirement. Before investing, please read the prospectus in that registration statement and other documents Nationwide has filed with the SEC for more complete information. You may also get the prospectus and other documents for free by visiting EDGAR on the SEC website at www.sec.gov. All mutual fund products and exchange-traded funds (ETFs) in the Select UMA are sold by prospectus, which contains more complete information about the fund. Please contact your home office for copies. Before investing, carefully consider the fund's investment objectives, risks, charges and expenses. The product prospectus and fund prospectus contain this and other important information. Your clients should read the prospectuses carefully before investing.

No single product, rider or strategy is suitable for all clients. Carefully consider the client's needs, objectives, risk tolerance and overall suitability before recommending or implementing any product, rider or strategy. Nationwide does not endorse or guarantee any investment or strategy.

For Broker/Dealer Use Only — Not For Use With The Public

NFM-7010AO-SB (08/09)